Augmedix, Inc.

1161 Mission Street Suite B-100

San Francisco, California 94103

February 3, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:	Donald Field
Re:	Augmedix, Inc. Form S-1 Registration Statement (File No. 333-251310) originally filed December 11, 2020, as amended.

Requested Date: February 4, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Augmedix, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Nicolas Dumont, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Dumont at (212) 430-2679 or, in his absence, Mr. Freedman at (650) 335-7292.

* * *

Sincerely,

Augmedix, Inc.

By:	/s/ Emmanuel Krakaris
Emmanuel Krakaris Chief Executive Officer

cc:	Paul Ginocchio, Chief Financial Officer
Augmedix, Inc.

Robert A. Freedman, Esq.
Nicolas H.R. Dumont, Esq.
Fenwick & West LLP